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July 25, 2022	Gregory Davis T +1 415 315 6327 gregory.davis@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Fund, LLC (the “Fund”)

(File Nos. 811-22973 and 333-264013)

Dear Ms. Vroman-Lee:

We are writing to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on June 8, 2022 relating to Amendment No. 18 to the registration statement of the Fund on Form N-2 (the “Registration Statement”), filed with the Commission on June 1, 2022 pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended. The Staff’s comment is included below for reference and is followed by our response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

1.

Comment: If the Fund will invest/invests more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it is/would be appropriate for the Fund to offer shares without imposing these limitations.

Response: The Master Fund does currently invest more than 15% of its net assets in hedge funds and/or private equity funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act, but the Fund disagrees with the Staff’s position that registered closed-end funds that invest more than 15% of their net assets in hedge funds and/or private equity funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act are required to impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that satisfy the accredited investor standard. No such requirement exists in any published law, rules, regulations or regulatory guidance. Notwithstanding the forgoing, the Fund will amend the disclosure as follows to limit the individuals who may receive minimum initial and additional investment amount waivers.

The stated minimum initial investment in the Fund is $5,000,000 for the Class 2 Units, $25,000,000 for the Class 3 Units, $50,000,000 for the Class 4 Units, and $50,000 for the Class 5 Units. The minimum additional investment in the Fund is $10,000. Prior to July 31, 2020, the minimum initial investment in the Fund was $25,000 for the Class 2 Units, $1,000,000 for the Class 3 Units and $25,000,000 for the Class 4 Units. Existing investors and registered investment advisers that had accounts or client assets invested in the Fund and/or had a distribution relationship with the Fund as of July 31, 2020 may continue to purchase Units at the prior investment minimums. Investors should review the prospectus for Class 1 units of the Fund to determine whether they are eligible to invest in such units.

The minimum initial and additional investment amounts may be waived for investments by current or retired officers and Directors of the Fund and other funds managed by the Adviser or Sponsor, as well as their family members; current or retired officers, directors, and employees of the Adviser or Sponsor and certain participating affiliated companies of the Adviser or Sponsor; the immediate family members of any such officer, director, or employee (including parents, ~~grandparents,~~ spouses, children, ~~grandchildren, siblings,~~ fathers/mothers-in-law, ~~sisters/brothers-in-law,~~ daughters/sons-in-law~~, nieces, nephews,~~ and domestic partners); and a trust or plan established primarily for the benefit of any of the foregoing persons. In addition, the minimums may be reduced (in the case of minimum initial investments, to an amount no lower than $25,000) by the Fund in the discretion of the Adviser or Sponsor based on consideration of various factors, including the Investor’s overall relationship with the Adviser or Sponsor, the Investor’s holdings in other funds affiliated with the Adviser or Sponsor, and such other matters as the Adviser or Sponsor may consider relevant at the time. The Fund may, in the sole discretion of the Adviser or Sponsor, also aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts. The Fund may accept initial and additional purchases of Units as of the first business day of each calendar month, and proceeds relating to such purchases will represent the Fund’s capital and become the Fund’s assets on such business day.

* * * * *

We hope that the foregoing response adequately addresses the Staff’s comment. Should you have any further questions or comments, please do not hesitate to contact me at (415) 315-6327.

Very truly yours,

/s/ Gregory C. Davis
Gregory C. Davis, Esq.

cc:	Maureen Kerrigan

Mark Duggan

Adam M. Schlichtmann

Jessica L. Reece

Emily Picard